Exhibit 99.1

RRSat Global Communications Network Ltd.

(Formerly: R.R. Satellite
Communications Ltd.)

Interim Financial Statements
As of September 30, 2006
(Unaudited)

RRSat Global Communications Network Ltd. (Formerly: R.R. Satellite Communications Ltd.)

Index to the Financial Statements as of September 30, 2006 (Unaudited)

RRSat Global Communications Network Ltd. (Formerly: R.R. Satellite Communications Ltd.)

Balance Sheets

In thousands, except share data

	September 30 2006	December 31 2005
	(Unaudited)	(Audited)

Current assets
Cash and cash equivalents	$640	$2,060
Marketable securities	1,376	1,222
Accounts receivable:
Trade (net of provision for doubtful account of $ 736
and $ 369 as of September 30, 2006 and December 31,
2005, respectively)	9,711	5,625
Other	1,054	822
Fair value of embedded currency conversion derivatives	520	279
Deferred taxes	149	86
Prepaid expenses	447	342

Total current assets	13,897	10,436

Deposits and long-term receivables	1,027	791

Assets held for employee severance payments	475	359

Fixed assets, at cost, less accumulated depreciation
and amortization	11,604	8,823

Deferred offering costs	261	-

Total assets	$27,264	$20,409

The accompanying notes are an integral part of the interim financial statements.

RRSat Global Communications Network Ltd. (Formerly: R.R. Satellite Communications Ltd.)

Balance Sheets

In thousands, except share data

	September 30 2006	December 31 2005
	(Unaudited)	(Audited)

Liabilities and shareholders' equity

Current liabilities
Account payable:
Trade	$4,012	$2,739
Other	1,793	1,682
Fair value of embedded currency conversion derivatives	208	189
Deferred income	2,955	1,770

Total current liabilities	8,968	6,380

Long-term liabilities
Deferred income	3,216	2,861
Liability in respect of employee severance payments	592	370
Deferred taxes	353	291

Total long-term liabilities	4,161	3,522

Total liabilities	13,129	9,902

Shareholders' equity
Share capital
Ordinary share NIS 0.01 par value each (20,000,000
authorized as of September 30, 2006 and December 31,
2005, 13,047,300 shares issued and fully paid as of
September 30, 2006 and December 31, 2005	-	-
Additional paid in capital	3,857	3,812
Retained earnings	10,278	6,695

Total shareholders' equity	$14,135	$10,507

Total liabilities and shareholders' equity	$27,264	$20,409

RRSat Global Communications Network Ltd. (Formerly: R.R. Satellite Communications Ltd.)

Statements of Operations

In thousands, except share data

	Nine months ended		Three months ended		Year ended December 31 2005
	September 30 2006	September 30 2005	September 30 2006	September 30 2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	$31,243	$22,093	$11,539	$7,853	$31,311

Cost of revenues	19,753	13,881	7,326	5,321	19,798

Gross profit	11,490	8,212	4,213	2,532	11,513

Operating expenses

Sales and marketing	1,401	1,281	524	343	1,704

General and administrative	2,590	1,717	969	526	2,356

Total operating expenses	3,991	2,998	1,493	869	4,060

Operating income	7,499	5,214	2,720	1,663	7,453

Interest and marketable
securities income	122	128	39	73	140

Currency fluctuation and
other financing income
(expenses), net	227	131	(2)	41	(2)

Changes in fair value of
embedded currency
conversion derivatives	222	(1,368)	26	(47)	(1,375)

Other income (expenses), net	4	9	-	-	36

Income before taxes on
income	8,074	4,114	2,783	1,730	6,252

Income taxes	2,516	1,289	808	569	2,007

Net income	$5,558	$2,825	$1,975	$1,161	$4,245

RRSat Global Communications Network Ltd. (Formerly: R.R. Satellite Communications Ltd.)

Statements of Operations (cont'd)

In thousands, except share data

	Nine months ended		Three months ended		Year ended December 31 2005
	September 30 2006	September 30 2005	September 30 2006	September 30 2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Income per ordinary share

Basic income per ordinary
share	0.42	0.22	0.15	0.09	0.33

Diluted income per ordinary share	0.42	0.22	0.15	0.09	0.33

Weighted average number
of ordinary share used to
compute basic income per
ordinary share	13,047,300	12,908,700	13,047,300	12,908,700	12,921,300

Weighted average number of Ordinary share used to compute diluted income per ordinary share	13,047,300	13,034,700	13,047,300	13,034,700	13,034,700

The accompanying notes are an integral part of the interim financial statements.

RRSat Global Communications Network Ltd. (Formerly: R.R. Satellite Communications Ltd.)

Condensed Interim Statements of Changes in Shareholders' Equity

In thousands, except share data

	Ordinary shares
	Share	Amount	Additional paid-in capital	Retained earnings	Total

Nine months ended September 30, 2006 (unaudited)

Balance as at
January 1, 2006	13,047,300	$-	$3,812	$6,695	$10,507
Stock-based compensation	-	-	45	-	45
Dividend paid	-	-	-	(1,975)	(1,975)
Net income	-	-	-	5,558	5,558

Balance as at
September 30, 2006	13,047,300	$-	$3,857	$10,278	$14,135

The accompanying notes are an integral part of the interim financial statements.

RRSat Global Communications Network Ltd. (Formerly: R.R. Satellite Communications Ltd.)

Statements of Cash Flows

In thousands, except share data

	For the nine-month period ended		Year ended
	September 30 2006	September 30 2005	December 31 2005
	(Unaudited)	(Unaudited)	(Audited)

Cash flows from operating activities
Net income	$5,558	$2,825	$4,245
Adjustments required to reconcile net income to net cash
provided by operating activities

Depreciation and amortization	1,624	1,257	1,760
Deferred taxes	(1)	(357)	(283)
Changes in liability for employee severance payments, net	106	38	4
Capital gains on sale of fixed assets, net	(4)	(9)	(36)
Decrease (increase) in value of marketable securities	(137)	(12)	(16)
Expenses in relation of options granted	45	16	21
Changes in fair value of embedded currency conversion
derivatives	(222)	1,367	1,375

Changes in assets and liabilities:
Increase in account receivable - trade	(4,086)	(1,025)	(1,421)
Increase in account receivable - other	(232)	(144)	(376)
Increase in prepaid expenses	(105)	(77)	(55)
Increase (decrease) in deposits and long-term receivables	(236)	(259)	30
Increase (decrease) in account payables	1,384	322	(215)
Increase (decrease) in deferred income	1,540	1,137	851

Net cash provided by operating activities	$5,234	$5,079	$5,884

The accompanying notes are an integral part of the interim financial statements.

RRSat Global Communications Network Ltd. (Formerly: R.R. Satellite Communications Ltd.)

Statements of Cash Flows (cont'd)

In thousands, except share data

	For the nine-month period ended		Year ended
	September 30 2006	September 30 2005	December 31 2005
	(Unaudited)	(Unaudited)	(Audited)

Cash flows from investing activities
Investment in marketable securities	$(17)	$(255)	$(317)
Proceeds from sales of marketable securities	-	203	278
Investment in fixed assets	(4,406)	(2,241)	(3,051)
Proceeds from sale of fixed assets	5	19	71

Net cash used in investing activities	$(4,418)	$(2,274)	$(3,019)

Cash flows from financing activities
Dividend paid	$(1,975)	$(2,472)	$(2,472)
Stock issuance costs	(261)	-	-
Proceeds from issuance of ordinary shares	-	-	58
Bank credit, net	-	143	(80)

Net cash used in financing activities	$(2,236)	$(2,329)	$(2,494)

Increase (decrease) in
cash and cash equivalents	$(1,420)	$476	$371

Balance of cash and cash equivalents at beginning
of period	2,060	1,689	1,689

Balance of cash and cash equivalents at end
of period	$640	$2,165	$2,060

A. Supplementary cash flow information

Interest paid	$1	$1	$1
Income taxes paid	$2,540	$1,994	$2,840

The accompanying notes are an integral part of the interim financial statements.

RRSat Global Communications Network Ltd. (Formerly: R.R. Satellite Communications Ltd.)

Notes to the Financial Statements

In thousands, except share data

Note 1 – Organization and Basis of Presentation

A.	Description of business

RRSat Global Communications Network Ltd. (R.R. Satellite Communications Ltd. was formed in 1981 and it engages in providing global, end-to-end, content distribution and management services to television and radio broadcasting industries through satellite, terrestrial fiber optic and Internet transmission capacity.

B.	Basis of presentation

The accompanying unaudited financial statements have been prepared on the same basis as the Company’s audited financial statements and contain all adjustments (consisting only of normal recurring adjustments), which, in the opinion of management, are necessary to present fairly, the financial information included therein. It is suggested that these financial statements be read in conjunction with the audited financial statements and accompanying notes included in the Company’s Prospectus for the year ended December 31, 2005. Results for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

Note 2 – Stock Compensation Plans

On March 15, 2006, the Company signed an agreement with its CEO’s wholly-owned company regarding his compensation for managing services. The agreement will be in effect up to the end of 2011. The agreement includes bonus for each year that will be depended on the company’s income.

According to the agreement there is an option plan for the CEO, which entitles him to 233,100 options (hereinafter – the 2006 options). The 2006 options shall vest, according to a graded-schedule, in five installments over a period of four years, beginning on December 31, 2006. Each option entitles the holder to purchase one ordinary share of the Company. The weighted average exercise price of the options was $ 6.99 and the grant date fair value is $1.83 for each option.

The following table summarizes information relating to the 2006 options outstanding as of September 30, 2006:

Number of options	Remaining contractual life (in years)	Exercise Price (in $)	Fair value per Share (in $)	Intrinsic Value (in $)

37,800	5.5	5.60	5.60	-
37,800	5.5	6.16	5.60	-
44,100	5.5	6.77	5.60	-
50,400	5.5	7.45	5.60	-
63,000	5.5	8.35	5.60	-

233,100

The fair value of the common stock was determined on December 21, 2005 and no significant events affected the valuation between December 21, 2005 and the date of the grant.

RRSat Global Communications Network Ltd. (Formerly: R.R. Satellite Communications Ltd.)

Notes to the Financial Statements

In thousands, except share data

Note 2 – Stock Compensation Plans (Cont’d)

As of January 1, 2006, the Company applies Statement No. 123 (revised 2004), “Share-Based Payment” in respect to the 2006 options and recorded compensation expense of $ 45 and $ 21 in the nine months and three months ended September 30, 2006 respectively, as General and Administrative expenses..

As of September 30, 2006, there was approximately $ 381 of unrecognized compensation cost related to non-vested options to be recognized over the weighted average period 3.3 years.

The fair value of each option granted in 2006 was estimated on the date of grant under Black-Scholes model, assuming dividend yield of zero percent, due to dividend adjustment mechanism and using the following assumptions:

(1)	Risk-Free, annual interest rate of 4.68%, which represents the risk free interest rate of US zero-coupon Government Bonds.

(2)	Weighted average expected life of 4 years, that the options granted are expected to be outstanding.

(3)	Expected average volatility of 39.51%, which represents a weighted average standard deviation rate for the stock prices of similar companies traded in the NASDAQ National Market.

As of September 30, 2006, none of the options were exercised nor forfeited.

Note 3 – Initial Offering

On November 6, 2006, the Company completed an initial public offering of its ordinary shares and listing on the NASDAQ Global Market.

The Company issued 4,195,000 shares at a price of $ 12.5 per share. The net proceeds, after deducting underwriters fees and issuance expenses, amounted to $47.3 million.

RRSat Global Communication Network Ltd. (Formerly: R.R. Satellite Communications Ltd.)

Notes to the Financial Statements

In thousands, except share data

Note 4 – Revenues

The Company has one operation segment.

The Company does not report the revenues for each service’ as it is impracticable to do so.

Revenues by geographic areas:

	Nine months ended		Three months ended		Year ended December 31 2005
	September 30 2006	September 30 2005	September 30 2006	September 30 2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

North America	$6,378	$3,615	$2,490	$1,365	$5,298
Europe	12,211	8,630	4,309	2,801	12,674
Asia	3,962	3,883	1,379	1,344	5,160
Israel	4,493	3,540	1,791	1,303	4,784
Middle East (other than Israel	3,276	2,025	1,264	896	2,866
Rest of the world	923	400	306	144	529

	$31,243	$22,093	$11,539	$7,853	$31,311

Note 5 – Income Taxes

The Company was granted an “approved enterprise” status under the Law for the Encouragement of Capital Investments, 1959, for its contemplated expansion of export revenues in the taxable years 2006 to 2012 as compared to its revenues in 2005. Under the terms of its approved enterprise program, the Company’s income from that approved enterprise will be subject to a reduced tax rate of 25% for a period of up to a total of seven years, to be calculated on the portion of the Company’s taxable income associated to the expansion (calculated on a pro rated basis to the additional revenues for the taxable year compared to the base year, which is 2005). Under the terms of the program, which relates to the Company’s export of communications services to television channels and television operators via satellites, the Company is required, among other things, to increase the export of its services by at least $100 thousand annually and maintain arms’ length terms for all related party transactions.

Note 6 – Subsequent Events

A.	The Company paid to two of its shareholders a one-time payment of $ 250 each for special management services rendered during 2006. The Company also paid a one time payment of $500 to its CEO’s wholly-owned company (Datacom), according to the service agreement between Datacom and the Company, for the exercise of a right to terminate an option granted to Datacom to purchase ordinary shares in the initial public offering of our shares.

RRSat Global Communication Network Ltd. (Formerly: R.R. Satellite Communications Ltd.)

Notes to the Financial Statements

In thousands, except share data

Note 6 – Subsequent Events (Cont’d)

B.	After balance sheet date the Company granted 105,840 restricted share units under the Company 2006 Israel Equity Incentive Plan. Each of the restricted share units may be exercised upon vesting to one ordinary share.